

April 17, 2013

Via E-mail
Kevin Reddy
Chairman and Chief Executive Officer
Noodles & Company
520 Zang Street, Suite D
Broomfield, CO 80021

> **Re: Noodles & Company**
> **Draft Registration Statement on Form S-1**
> **Submitted March 22, 2013**
> **CIK No. 0001275158**

Dear Mr. Reddy:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Prior to pricing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by

Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please advise us whether your equity sponsors will be selling any shares in the offering. It appears based on your disclosure on pages 5 and 6 that the percentage of their ownership after the initial public offering may change. If so, please revise to provide the related disclosure under Item 507 of Regulation S-K accordingly.

4. Please revise your prospectus to remove marketing language that are non-substantiable such as your descriptive statements that you have a "unique" combination of attributes and "unique" personalities (pages 2, 3, 62, and 63), "compelling value proposition" (page 63), "compelling" value or value proposition (pages 1, 2, 61, and 63), and that you have "powerful" restaurant economics (page 3), "luxurious" dishes (pages 3 and 63), "excellent sites" and "excellent service" (pages 3, 4, 63, and 64), and "surprisingly friendly" people (page 69).

5. Please revise your prospectus to substantiate your statements that you have a "proven" restaurant model (pages 3 and 64), that you are in the "fastest growing segment" (pages 1 and 61), that you have "strong financial performance" (page 4), "upscale atmosphere" (pages 2 and 62), "sophistication of [y]our recipes (pages 2 and 63), "strong" guest loyalty (pages 3 and 64), and that you have an "innovative, passionate and nutritionally-minded team" (pages 2, 5 and 66). Page numbers are by way of example only. In the alternative, please revise to state them as your belief.

6. Similarly, please provide support for the following statements:
    *   "40% of our guests visit our restaurant at least once each month" on pages 3 and 63;
    *   "In 2012, our company owned restaurant contribution margin was 20.3% for all restaurants and 22.3% for restaurants in the comparable base, placing us in the top-tier of the restaurant industry" on pages 2 and 62;
    *   you are "a category-of-one restaurant concept" on page 68; and
    *   "significant" restaurant experience of your senior management team on page 64.

7. Please revise to substantiate your claim that you use "high quality" ingredients and offer "superior quality" food. Do you mean to state that you only use "fresh ingredients" and organic products? Alternatively, please revise your disclosure.

8. Please refrain from referring to your customers as "guests." We note that "customers" denotes persons who pay for goods or services.

9. Please remove the references throughout the prospectus to "compound annual growth rates" and "CAGRs" as these appear to represent two discrete snapshots in time, but do not show trends or events during the period represented.

10. We note from your disclosure in the summary section that your equity sponsors Catterton and Argentia will continue to own a percentage of outstanding equity interest in the company. If applicable, please add a risk factor disclosing potential conflicts of interest that they may have with your shareholders.

11. We note that you use the terms "Sponsors" and "Investors/investors" interchangeably at times in the prospectus. Please revise for consistency.

Prospectus Summary, page 1

Noodles & Company, page 1

12. Please substantiate and explain what constitutes "high growth."

Your World Kitchen, page 1

13. Explain how an open kitchen "reinforces" quality and freshness. Also revise to substantiate your claim that your competitors only "assemble-to-order" or remove such claim.

Leading Restaurant Growth and Performance, page 1

14. Please define "company-owned contribution margin" on page 2.

15. We note your disclosure here and throughout the prospectus that you can grow to 2,500 restaurants across the United States. Please revise to include an estimated timeline for this projected growth and substantiate your belief. Please also revise to include appropriate balancing language that there is no guarantee that such projections will be achieved. Alternatively, revise to remove such disclosure.

16. Please revise the last paragraph to disclose the number or percentage of your company-owned restaurants that have exceeded the cash-on-cash target.

Our Industry, page 2

17. Please revise to explain how you compete "outside of the restaurant industry."

18. Please revise to disclose what you believe are your "attractive price points."

19. Please revise the second-to-last sentence of the second paragraph to remove references to your competitors or substantiate your claim.

20. Please confirm that all market data and reports cited in the prospectus are publicly available or available through subscriptions and were not prepared in contemplation of

your securities offering. Otherwise, please file a consent from the preparer pursuant to Rule 436 or advise as to why a consent is not required.

Desirable and Loyal Consumer Base, page 3

21. We note that you have received a number of awards. If these awards are generally known or industry-wide, please briefly describe criteria for each award. In the alternative, if the awards are nominal or honorary, please add brief and clear descriptions that put these awards in context or remove references to nominal or honorary awards.

22. We note the claim that you have been successful in diverse geographic regions. The map on page 67 appears to indicate that the majority of your restaurants are centered in the Mid-Western and Mid-Atlantic states. Please explain. To the extent your operations depend significantly on one or a few locations, please clarify and include a risk factor to disclose the attendant risks.

Continue to Grow Our Restaurant Base, page 4

23. We note your disclosure that you "plan to open 38 to 42 company-owned restaurants and between six and eight franchise restaurants." Please revise to disclose how many restaurants you already opened in 2013.

Our Equity Sponsors, page 5

24. Please remove the statement that the investment professionals at Catterton "have over 300 years of relevant industry, investment and operating experience."

25. Please revise to disclose the amount that you paid the Sponsors to repay the subordinated notes in 2011 and management service fees and Class C dividends in 2012.

Summary Consolidated Financial Data, page 8

26. We note that your reconciliation of net income to EBITDA on page 11 includes adjustments for asset disposals, closure costs, impairments, and debt extinguishment expenses to calculate this non-GAAP financial measure. Please note that EBITDA, by definition, should only reflect adjustments for interest, taxes, depreciation and amortization. In this regard, please revise to remove these other adjustments from your calculation of EBITDA or alternatively, you may include such adjustments in your calculation of Adjusted EBITDA to conform to your description of Adjusted EBITDA. Please refer to Question 103.01 of the Commission's Compliance and Disclosure Interpretations: Non-GAAP Measures dated January 11, 2010 maintained on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Your presentation of these measures in MD&A and Selected Financial Data should be similarly revised.

27. In a related matter, please revise footnote (5) on page 9 to also explain why you believe the presentation of the non-GAAP measure EBITDA is meaningful to potential investors of your common shares, to the extent you continue to present this measure after making appropriate revisions for the above comment. In this regard, we note that you explain why you believe the presentation of Adjusted EBITDA is meaningful to potential investors of your common shares. However, a similar explanation of why you have disclosed EBITDA has not been provided. Please advise or revise. Refer to the guidance outlined in Item 10(e) of Regulation S-K.

28. We note that you have presented the non-GAAP measure adjusted net income on page 9 and disclosed the calculation of this measure in footnote (5) on page 11. We also note that you have included certain adjustments to net income to arrive at adjusted net income, such as adjustments (c),(e), and (f), which are not derived from your historical financial statements but rather based on estimates or other assumptions. Please note that for a measure to be considered a non-GAAP measure it must be calculated or derived from amounts included in your financial statements. Because the adjustments reflected in (c), (e), and (f) are not derived or based on amounts included in your financial statements, they are not considered appropriate for determining the non-GAAP measure adjusted net income. Please revise your calculation of this measure to exclude these adjustments.

29. Please note that the adjustments reflected in footnotes (c), (e), and (f) appear to be more akin to adjustments that would be made in calculating or determining pro forma net income. However, Article 11 of Regulation S-X limits the inclusion of pro forma net income in registration statements to the latest fiscal year and subsequent interim period presented. Furthermore, any adjustments made to the company's results of operations must be factually supportable and expected to have a continuing impact on the company's results of operations as outlined in Rule 11-02(b)(6) of Regulation S-X. Please note that if you wish to disclose pro forma net income in your Summary Consolidated Financial Data for your latest fiscal year, we would expect you to include a pro forma statement of operations elsewhere in the filing, which complies with Article 11 of Regulation S-X and includes disclosure of all significant assumptions used in calculating any pro forma adjustments. Please advise or revise as appropriate.

Risk Factors, page 12

We rely heavily on certain vendors, suppliers and distributors, page 17

30. We note your disclosure that in some cases you may have only one supplier for a particular product. Please identify the sole-source supplier and the products or components it supplies to you here and on page 70.

We will incur increased costs as a result of being a public company, page 26

31. We note your disclosure that you are an "emerging growth company." Please state your
election under Section 107(b) of the JOBS Act:

- If you have elected to opt <u>out</u> of the extended transition period for complying with
new or revised accounting standards pursuant to Section 107(b), include a
statement that the election is irrevocable; or

- If you have elected to use the extended transition period for complying with new
or revised accounting standards under Section 102(b)(1), provide a risk factor
explaining that this election allows you to delay the adoption of new or revised
accounting standards that have different effective dates for public and private
companies until those standards apply to private companies. Please state in your
risk factor that, as a result of this election, your financial statements may not be
comparable to companies that comply with public company effective
dates. Include a similar statement in your critical accounting policy disclosures.

Similar disclosures should also be provided on page 60 of MD&A.

We do not intend to pay dividends for the foreseeable future, page 30

32. Please revise to name the holder of the Class C common stock and disclose the amount of
the dividends to be paid in connection with this offering here.

Use of Proceeds, page 32

33. Item 504 of Regulation S-K requires that you disclose the principal purposes for which
net proceeds are to be used and the approximate amount intended to be used for each
such purpose. We note disclosure that you intend to open 38 and 42 company-owned
restaurants in 2013. Please advise whether net proceeds will be used for such purpose.

Dilution, page 36

34. Please tell us how you determined your net tangible book value per share of $10.1 million
at January 1, 2013.

Selected Consolidated Financial Data, page 37

35. Please revise your balance sheet data on page 38 to disclose your long-term obligations as
of each period presented. Refer to the guidance outlined in Instruction 2 of Item 301 of
Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Highlights and Trends, page 40

36. We note your disclosure in the first paragraph of this section that your growth rate was over 10% for each of the past 10 years. We also note that the chart on page 1 dates back to 2004. Please provide us with support and revise your disclosure accordingly to show that your growth rate exceeded 10% in each year between fiscal years 2002 and 2004.

37. We note your disclosure that since you began using "Your World Kitchen" in 2012 you have seen an increase in average unit volumes. Please tell us how significant this increase was and what percentage of restaurants that implemented "Your World Kitchen" recorded such an increase in AUVs. As these changes occurred recently in 2012, please substantiate how the changes constitute a "trend."

Liquidity and Capital Resources, page 52

Financing Activities, page 53

38. Given the considerable financing activities during your fiscal year 2010, as reflected in your consolidated statement of cash flows for the period, please revise your narrative discussion of financing cash flows to discuss your financing cash flows and activities during fiscal 2010. Refer to Instruction 1 to Item 303(A) of Regulation S-K.

Contractual Obligations, page 54

39. As your table of contractual obligations is required to disclose all contractual obligations as of the end of your latest fiscal year, please revise the table to include all of your long-term debt. If you wish, you may also include a pro forma table of contractual obligations reflecting the repayment of debt using offering proceeds. Any pro forma table you include should include footnotes explaining the nature and amounts of any pro forma adjustments made to your January 1, 2013 obligations.

Stock-Based Compensation Expense, page 56

Determination of the Fair Value of Common Stock, page 57

40. We note from the discussion on page 58 that the company determined the fair value of its common stock using the market approach that considered multiples of financial metrics consisting of revenue and EBITDA, based on trading prices of a peer group of companies that are publicly traded. We also note that these multiples were then applied to your financial metrics to derive an indication of value, and the resulting fair value was then discounted for the lack of marketability of the common stock because you were a private

company. Please tell us and revise to disclose the marketability discount that was used in determining the fair value of your common shares. As part of your response and your revised disclosure, please also explain how this marketability discount was determined.

41. We note from the disclosure in the second paragraph on page 59 that option grants made at the time of the Equity Recapitalization were valued based on the cash consideration of $5 per share that holders of your common shares were entitled to receive as part of the related merger transaction. We also note that at each grant date thereafter until the valuation performed on March 6, 2012, the company considered objective and subjective factors and determined that the $5 value remained a reasonable approximation of the fair value. Please tell us and revise your discussion on page 59 to explain in further detail the various objective and subjective factors that were considered by management in determining that the fair value of the company's common shares remained at $5 per share through March 6, 2012. As part of your response and your revised disclosure you should also explain why the company's increased level of revenues and net earnings during the fiscal year ended January 3, 2012 did not result in an increase in the fair value of your common shares. We may have further comment upon review of your response.

42. Also, as your discussion on pages 58 and 59 of MD&A indicates that the valuation of your various stock option grants has been made by the company's management and the audit committee of the board of directors, please revise your discussion of your option grants during the twelve month period preceding your expected public offering to include a discussion of the following:
    - a discussion of the significant factors, assumptions, and methodologies used in determining fair value;
    - a discussion of each significant factor contributing to the difference between the fair value as of each grant date and (1) the estimated IPO price or (2) if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value as determined by that valuation; and
    - the valuation alternative selected by management and the reason chosen not to obtain a contemporaneous valuation by an unrelated valuation specialist.

43. Also, please revise the notes to your financial statements to include the following disclosures for options granted during the twelve month period preceding the latest balance sheet presented in the registration statement:
    - for each grant, the number of options granted, the exercise price, the fair value of the common stock and the intrinsic value, if any, per option;
    - whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and
    - if the valuation specialist was a related party, a statement disclosing that fact.

Refer to the guidance outlined in paragraphs 179 and 182 of the American Institute of Certified Public Accountants Practice Aid, *Valuation of Privately-Held-Company Equity Securities Issued as Compensation.*

44. We also note from the disclosure in footnote (2) to the table on page 80 that certain unvested options that have been granted to the company's officers will fully vest and be exercisable upon the closing of the offering. Please tell us and revise MD&A to discuss the amount of any charge to compensation expense that will be required as a result of the accelerated vesting of any stock option grants in connection with the company's expected public offering.

Business, page 61

45. It appears that the graphic on page 61 is your marketing flyer or another form of advertising. Please delete as the graphic does not depict your products or properties.

Properties, page 67

46. We note disclosure elsewhere which states that you have 331 locations in 25 states and the District of Columbia. For additional clarity, please add state names to the map provided on page 67 or include a table with a number of restaurants you own in each state.

Restaurant Management and Operations, page 69

47. We note the statement that you use exhibition-style kitchens whenever possible. As it appears to be part of your marketing strategy, clarify whether you only use the exhibition-style kitchens at your "new restaurants." If applicable, revise your disclosure in the summary section accordingly.

Management, page 74

48. Please discuss the specific experience, qualifications, attributes or skills of your directors that led to the conclusion that each person should serve as your director. Refer to Item 401(e)(1) of Regulation S-K.

49. Please revise the description of Mr. Frenkiel's business experience to include his business experience during the past five years. Refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 79

2012 Summary Compensation Table, page 79

50. Please include compensation information for your principal executive officer, principal financial officer and three most highly compensated executive officers. We note that Mr. Boenninghausen was your Chief Financial Officer in fiscal year 2012. Refer to Item 402(a)(3) and Item 402(a)(4) of Regulation S-K.

51. Refer to footnote (2) to the summary compensation table. Please revise to indicate, if true, that the values are computed in accordance with FASB Accounting Standards Codification Topic 718 or advise. Refer to Item 402(c)(2)(v) of Regulation S-K.

Potential Payment and Acceleration of Equity, page 80

52. We note that you are a party to a severance agreement with Mr. Fogarty. If this agreement is material to you, please file it as an exhibit to your registration statement or advise.

Principal Stockholders, page 86

53. Please state the approximate number of your shareholders for each class of common equity. Refer to Item 201(b) of Regulation S-K.

54. We note that you have Class A, Class B and Class C common stock; however, you do not differentiate between different classes of stock in your beneficial ownership table. Please revise to clarify or advise. Refer to Item 403 of Regulation S-K.

Certain Relationships and Related Transactions, page 88

Related Party Transactions, page 88

55. Please revise the notes to the company's financial statements to disclose the nature and significant terms of the stockholders' agreement that has been entered into by Catterton and Argentia.

56. We note your disclosure on page F-26 that you paid $1.1 million to Catterton and Argentia in fiscal year 2012. Please advise us and clarify as appropriate your disclosure in this section that you paid dividends of $500,000 to Catterton and $500,000 to Argentia.

57. It appears that you are providing related party disclosure for transactions since December 30, 2009. Please revise to disclose the payment of $45.9 million to the Investors.

Description of Capital Stock, page 90

58. Because these are legal conclusions, please delete all statements in this section that your common stock shares are "fully paid and nonassessable" or will be "fully paid and nonassessable" or attribute the statements to your legal counsel. Refer to pages 90 and 91.

Material U.S. Federal Income Tax Consequences, page 96

59. Please revise throughout this section to state that investors are encouraged to consult their own tax advisors, rather than stating that they "should" or are "urged" to consult their tax advisors.

60. Please delete the phrase that the tax summary "is for general information only" because investors are entitled to rely on this section.

Legal Matters, page 108

61. Please tell us what you mean by "*de minimis*" amount of your common stock which is owned by the partners of your underwriter's counsel. We note that you are required to disclose ownership amounts by the experts or counsel that exceed $50,000. Refer to Instruction 1 to Item 509 of Regulation S-K.

Financial Statements, page F-1

62. We note from the discussion on page 7 and elsewhere in the registration statement that the company will complete a reverse stock split of its Class A and Class B common shares upon the closing of the offering. Please revise the financial statements and all related disclosures throughout the registration statement to give retroactive effect of the reverse stock split as required by SAB Topic 4:C and ASC 260-10-55-12.

63. We note from page 33 that the one share of Class C common stock will be redeemed in connection with the IPO. Please tell us and revise to disclose, how such redemption will occur, including any amounts of consideration expected to be paid for such redemption. To the extent you will have a material change in your stockholders' equity as a result of the redemption, please revise your balance sheet to present a pro forma balance sheet alongside the historical balance sheet reflecting only the effect of the material change in equity. Furthermore, if amounts received from the proceeds of the offering are expected to be used for the redemption of the share of Class C common stock, please revise your statements of income to disclose pro forma earnings per share for the latest fiscal year and any subsequent interim period presented in your financial statements, giving effect to the number of shares whose proceeds would be necessary to fund the redemption.

64. Please revise the notes to your financial statements to include the disclosures outlined in ASC 952-605-50 with respect to changes in franchisor owned operations during the periods presented in your financial statements.

Consolidated Statements of Income, page F-4

65. We note from the disclosure included on page 43 of MD&A that occupancy costs, a component of your restaurant operating costs, include rent, common area maintenance and real estate tax expense related to your restaurants but does not appear to include depreciation and amortization associated with your restaurant sites. As your restaurant operating expenses do not appear to include depreciation and amortization, please revise your consolidated statement of operations to clearly indicate that occupancy costs are exclusive of depreciation and amortization, which is shown separately below. Refer to the guidance outlined in SAB Topic 11:B.

Consolidated Statements of Stockholders' Equity, page F-6

66. We note from the disclosures included in Note 9 and elsewhere in the filing that the company has outstanding shares of Class A common stock, Class B common stock and Class C common stock. Please revise your consolidated statement of stockholders' equity to disclose changes in your various classes of outstanding common shares. Refer to the requirements outlined in Rule 3-04 of Regulation S-X.

Notes to Consolidated Financial Statements, page F-8

1. Business and Summary of Significant Accounting Policies, page F-8

Cash and Cash Equivalents, page F-8

67. We note the disclosure in the last paragraph on page F-8 indicating that the company considers accounts receivable from credit card processors to be cash equivalents because they are both short-term and highly liquid in nature. We also note that as of January 1, 2013 and January 3, 2012, accounts receivable from credit card processors and considered cash equivalents were $2.5 million and $1.0 million, respectively. Given that these cash equivalents totaled $2.5 and $1.0 million, respectively at these dates, please explain why the total cash and cash equivalents on your balance sheet at these dates were only $581,000 and $523,000, respectively. Please advise or revise as appropriate.

Inventories, page F-9

68. We note that you classify smallwares within inventories. In this regard, please tell us and revise the notes to your financial statements to disclose the method used for expensing such items out of inventory. Your response should include why you do not believe such items should be capitalized as property, plant and equipment and depreciated

accordingly. As part of your response, please also indicate the amount of smallwares included in inventory at each balance sheet date.

Equity Recapitalization, page F-13

69. We note the disclosure included in Note 2 indicating that the merger transaction completed on December 27, 2010 was accounted for as an equity recapitalization in accordance with United States generally accepted accounting principles. Based on the disclosure included in Note 2, we are unclear as to the company's basis or rationale for the use of recapitalization accounting. With regards to this merger transaction, please tell us and revise Note 2 to explain the following:

- Please indicate who the company's principal shareholders were prior to the completion of the merger transaction and indicate the nature and amount of any cash or other consideration that these parties received as part of the merger transaction. For any shareholders that received non-cash consideration such as rollover shares, please indicate how the amount of rollover shares received was determined and indicate the nature and amount of any ownership interest held by these parties following the completion of this transaction.
- Please indicate whether a change in control of the company occurred as a result of this transaction and, if applicable, indicate who controlled the company both before and after this transaction.
- Please indicate the amount of payments that were made for outstanding stock options. In this regard, we are unclear as to why the amount paid for settlement of outstanding stock options per the cash flow statement of $7,264 does not agree to the amount in the consolidated statement of stockholders equity of $13,866. Please advise or revise as appropriate.
- Please indicate the conversion terms used to convert the 10,223,066 Series A preferred shares into common shares in connection with the merger and indicate the nature of the consideration received by the parties as part of this transaction.
- Please indicate the number of Class A common shares, Class B common shares and Class C common shares that were issued to Catterton and Argentia in exchange for their investment. Also, please tell us and disclose in Note 2 the nature and amount of the investment that was made by each of these parties as part of the merger transaction. If these parties contributed cash of $174,042 in exchange for their shares, please clearly disclose this in Note 2. Alternatively, if these parties did not contribute the $174,042 of cash reflected in your cash flow statement, please indicate the identity of the party that did.
- Please explain the nature of the cash flows reflected in your consolidated statements of cash flows described as "change in restricted cash related to equity recapitalization" and "change in shareholder escrow-equity related recapitalization" during the years ended January 3, 2012 and December 28, 2010.

70. Also please tell us and explain in Note 2 your basis or rationale for the use of recapitalization accounting for this merger transaction. As part of your response, please explain the relevant US GAAP accounting literature that supports your use of recapitalization accounting for this transaction. We may have further comments upon review of your response and your revised disclosures.

4. Borrowings, page F-15

71. We note from the disclosure included in Note 4 that in August 2012, the company's credit facility was amended to provide more favorable borrowing rates and to extend borrowing capacity through July 2017. We also note from the disclosure included on page 48 of MD&A that a portion of the existing and new fees were treated as "debt extinguishment" that resulted in the non-cash write-off of $2.3 million. With regard to the amounts that have been reflected as debt extinguishment expense during 2012, please tell us the nature of the costs that have been included in this expense. As part of your response, you should also explain how the treatment used complies with the guidance outlined in ASC 470-50-40.

10. Stock-Based Compensation, page F-21

72. We note the disclosure in the second paragraph on page F-22, which indicates that the intrinsic value associated with the outstanding options settled in connection with the Merger Agreement was $25,324,874. Please tell us and explain in Note 10 how the intrinsic value of such options was calculated or determined. Also, please explain why the option holders were paid only $13,866,000, as indicated in your consolidated statement of stock holders' equity, if the intrinsic value of these options was $25,324,874.

73. Please explain in Note 10 how you calculated or determined the aggregate intrinsic value of options outstanding, vested and expected to vest and exercisable at January 1, 2013.

11. Earnings Per Share, page F-24

74. Please revise Note 11 to disclose the number of outstanding warrants and options that could potentially dilute basic earnings per share in the future but that were not included in the computation of diluted earnings per share for the various periods presented because to do so would have been antidilutive. Refer to the disclosure requirements outlined in ASC 260-10-50.

13. Leases, page F-24

75. We note from the disclosure in the last paragraph on page F-11 that certain of the company's operating leases contain clauses that provide additional contingent rent based on a percentage of sales greater than certain specified target amounts. Please revise the notes to your financial statements to separately disclose the amounts of rental expense

that the company incurred during each period presented in its statement of operations for minimum rentals, contingent rentals and any sublease rentals, as applicable. Refer to the disclosure requirements outlined in ASC 840-20-50.

14. Supplemental Disclosures to Consolidated Statements of Cash Flows, page F-25

76. Please tell us and explain in Note 14 the nature of the transaction disclosed in Note 14 described as "non-cash settlement of outstanding equity". If this transaction occurred in connection with the merger transaction described in Note 2, Note 2 should also be revised to explain the nature and significant terms of this transaction.

15. Commitments and Contingencies, page F-25

77. We note the disclosure in Note 15 indicating that in connection with the employment agreements with two of the company's executives, the company has entered into put options in favor of the executives for the company to purchase rollover shares at fair market value if the employment agreement is terminated prior to a qualified initial public offering. Please tell us and revise Note 15 to explain in further detail the significant terms of these put agreements and the number of shares that are subject to these put options. Also, since it appears that the exercise of the put options could occur due to events outside of the company's control, please explain why the shares subject to the put options have not been classified as temporary or mezzanine equity in the company's consolidated balance sheet. Refer to the guidance outlined in ASC 480-10-S99.

16. Related-Party Transactions, page F-26

78. We note from page 29 that Catterton and Argentia own approximately 86% of your outstanding common stock. We further note from page 88 that Catterton and Argentia have agreed not to vote their shares in favor of certain actions without the consent of the other entity. In this regard, please revise MD&A and the notes to your financial statements to disclose the existence of any control relationship or significant influence over the company's operations that currently exists and that will continue to exist following the completion of the offering. Refer to the disclosure requirements outlined in ASC 850-10-50.

Item 15. Recent Sales of Unregistered Securities, page II-3

79. We note the disclosure on page II-3 indicating that on January 7, 2011, in connection with the acquisition of a majority of your equity interests by Catterton, certain of its affiliated entities and Argentia, the company issued 4,072,390 shares of equity securities to new and existing investors for aggregate consideration of approximately $230 million. Please reconcile the number of shares issued and related consideration received as disclosed on page II-3 with that reflected in your consolidated statement of stockholders equity for 2010 included on page F-6 of the registration statement.

80. In a related matter, the 3,145 options exercised to acquire shares of Class A common stock since January 7, 2011, as disclosed at the top of page II-3, should also be reconciled to the number of options exercised during 2010, 2011 and 2012, as disclosed in the table included on page F-23 of the registration statement.

Exhibits

81. Please file the management services agreement and Class C dividend agreement as exhibits with your registration statement or advise.

82. We note your disclosure on page 88 regarding the Stockholders Agreement between Catterton and Argentia under which your equity sponsors agreed to vote to elect directors. Please file this agreement as an exhibit to your registration statement or advise.

Other

83. Please update the financial statements, if necessary, as required by Rule 3-12 of Regulation S-X.

84. Please provide a currently dated consent of the independent registered public accounting firm in future amendments to your Form S-1 registration statement.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Andrew Fabens, Esq.
        Gibson, Dunn & Crutcher LLP